September 23, 2020

VIA EDGAR CORRESPONDENCE

John M. Ganley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	ProShares Trust (the “Trust”) (File Nos. 811-21114 and 333-89822)

Dear Mr. Ganley:

On July 24, 2020, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 216 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 225 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”).  The Amendment was filed for the purpose of reflecting material changes to the principal investment strategies of K-1 Free Crude Oil Strategy ETF and Managed Futures Strategy ETF, as well as to reflect revisions to the DJ Brookfield Global Infrastructure ETF’s (the “Fund”) diversification policy so that the Fund may operate as “non-diversified” as defined under the 1940 Act to the extent necessary to approximate the composition of its Index.

We received comments from you relating to the Amendment.  For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment.  The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing is being made for the purpose of incorporating modifications to the Funds’ prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, to make other minor and conforming changes, and to update financial information.

1.

Comment:  We note that the strategy changes for the K-1 Free Crude Oil ETF and the Managed Futures Strategy ETF allow each ETF to invest a “significant portion of its assets” into their respective Cayman subsidiaries. Previously, each ETF could invest up to 25% of their respective assets in the Cayman subsidiaries. Please explain how this is consistent with the ETFs maintaining their registered investment company (“RIC”) status under the Internal Revenue Code. Additionally, is there an upper limit on investments in the Cayman subsidiaries as the term “significant portion” is vague and may not be meaningful to an investor?

Response:  The 25% test contained in Section 851(b)(3) of the Internal Revenue Code relating to RIC status is measured at the close of each quarter of the taxable year. The ETFs intend to comply with the RIC requirements at the close of any such quarter. The Advisor generally intends to remain below 25% but reserves the right to exceed this amount if it believes doing so is in the best interest of the ETF. While the Advisor prefers not to identify any specific upper limit, the Advisor notes that the K-1 Free Crude Oil ETF typically is in the low 20% and the Managed Futures Strategy ETF is typically below 10%. The ETFs will replace the language “The Fund will invest a significant portion of its total assets in the Subsidiary” with “The Fund will generally limit investments in the Subsidiary to 25% but it may exceed that amount if the Advisor believes doing so is in the best interest of the Fund, such as to help achieve the Fund’s investment objective or increase the tax efficiency of the Fund."

2.

Comment:  Please explain why the Trust believes that the index tracked by the DJ Brookfield Global Infrastructure ETF (the Dow Jones Brookfield Global Infrastructure Composite Index) is an appropriate “broad-based securities market index” as required by Item 27(b)(7) of Form N-1A so that the ETF may rely on the Stradley-Ronon no-action letter (June 24, 2019) relief that refers to a  “broad-based securities market index.”

Response:  As discussed with the staff, the Trust believes the index tracked by the DJ Brookfield Global Infrastructure ETF (the Dow Jones Brookfield Global Infrastructure Composite Index) is an appropriate “broad-based securities market index” because of, among other reasons, the number of constituents in the index and the number of economic sectors represented in the index. The Trust therefore believes it is appropriate for the ETF to rely on the Stradley-Ronon no-action letter. Nevertheless, in light of the Staff’s comments, the Trust has determined that it will not rely on the Stradley-Ronon no-action letter at this time and will continue to manage the Fund as a diversified fund.

3.

Comment: While the term “Global” is not covered by Rule 35d-1, the adopting release to Rule 35d-1 (in footnote 42) provides that “[t]he terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”[1]  In regard to the DJ Brookfield Global Infrastructure ETF, please add disclosure as to how the ETF will ensure that it will invest outside of the U.S. We note that the index methodology caps an amount of investment in any one country at 50%. Please clearly emphasize this to investors.

Response:  The Trust has added the disclosure below.  Further, the Trust notes that the Index typically contains holdings in approximately 10 countries, including the U.S.

“The Index caps country weights at 50%.  Consequently, 50% or more of the constituents in the Index will be located outside the United States.”

4.

Comment:  The DJ Brookfield Global Infrastructure ETF notes that it “generally does not intend to invest more than 25% of its total assets in MLPs.”  Please consider removing the word “generally” from the disclosure or explaining to the Staff why this clarification is needed. Please explain how this is consistent with the ETF maintaining its registered investment company (“RIC”) status under the Internal Revenue Code.

Response:  The Trust prefers to keep the word “generally” in its disclosure.  The Index that the ETF tracks limits its weight in MLPs to no more than 25% as of each rebalance. At the close of each quarter of its taxable year, the ETF will invest no more than 25% of the value of its total assets in MLPs. The Advisor generally intends to remain below 25% but reserves the right to exceed this amount on a temporary basis given market conditions if it believes doing so would be in the best interests of the ETF. The 25% test contained in Section 851(b)(3) of the Internal Revenue Code relating to RIC status is measured at the close of each quarter of the taxable year.

5.

Comment:  In regard to the K-1 Free Crude Oil Strategy ETF, please add disclosure explaining to investors any benefits associated with not receiving a Form K-1. Consider adding this disclosure to the section titled “Tax Information” in the ETF’s summary prospectus.

Response:  The Trust has added the following disclosure to the section referenced:

“The Fund does not issue a Schedule K-1 which is the tax reporting form issued by commodities partnerships. Schedule K-1 typically presents additional complexities, including tax filing delays. Like most other ETFs, the Fund reports income on Form 1099.”

*          *          *          *          *

We hope that these responses adequately address your comments.  If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400.  Thank you for your time and attention to this filing.

Very truly yours,

/s/Richard F. Morris

ProShare Advisors LLC

General Counsel

1	See Investment Company Names, SEC Release IC-24828 at Footnote 42 (January 17, 2001).

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